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 CUSIP NO. G6583Q 12 3                                         Page  1  of   8
                                                                    ---    ---

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)


                                 Nord Pacific Limited
-------------------------------------------------------------------------------
                                   (Name of Issuer)


                       Common Stock, $0.05 par value per share
-------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     G6583Q 12 3
                            ------------------------------
                                    (CUSIP Number)

Terence H. Lang                    Copy to:            Robert G. Leonard
Nord Resources Corporation                             Spitzer & Feldman P.C.
8150 Washington Village Drive                          405 Park Avenue
Dayton, OH 45458                                       New York, NY 10022-4405
(937) 433-6307                                         (212) 888-6680

-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                      July 3, 1997
                        -------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.       / /

Check the following box if a fee is being paid with the statement.          / /


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                                     SCHEDULE 13D

CUSIP NO. G6583Q 12 3                                           Page  2 of  8
                                                                     ---   ---

There are no Exhibits.


 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Nord Resources Corporation, 85-0212139

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)/ /
                                                                    (b)/ /

 3     SEC USE ONLY


 4     SOURCE OF FUNDS*
       OO

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                              / /

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware, United States of America

                  7   SOLE VOTING POWER
    NUMBER OF         3,697,561

      SHARES          SHARED VOTING POWER
                  8   0
   BENEFICIALLY
                      SOLE DISPOSITIVE POWER
  OWNED BY EACH   9   3,697,561

    REPORTING     10  SHARED DISPOSITIVE POWER
                      0
   PERSON WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,697,561

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                 / /

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.0%

 14    TYPE OF REPORTING PERSON*
       CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
                        INCLUDE BOTH SIDES OF THE COVER PAGE,
                                RESPONSES TO ITEMS 1-7
                        (INCLUDING EXHIBITS) OF THE SCHEDULE,
                            AND THE SIGNATION ATTESTATION



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                                     SCHEDULE 13D

CUSIP NO. G6583Q 12 3                                           Page  3 of  8
                                                                     ---   ---
Item 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.05 par value per share (the "Issuer's Common Stock") of Nord Pacific Limited, a Bermuda corporation ("NPL"). The principal executive offices of NPL are located at 22 Church Street, Hamilton, Bermuda HM FX.

Item 2.  IDENTITY AND BACKGROUND

         This Statement is filed by Nord Resources Corporation, a corporation organized and existing under the laws of the State of Delaware ("NRC"). NRC is a natural resources company primarily engaged in the mining and processing of titanium dioxide (rutile and ilmenite). The principal executive offices of NRC are located at 8150 Washington Village Drive, Dayton, Ohio 45458.

ITEMS 2(a), (b), (c) AND (f).

         Information with respect to the name, residence or business address and citizenship of each executive officer and director of NRC is set forth below:


NAME AND RESIDENCE                PRESENT BUSINESS
  OR BUSINESS                      OCCUPATION OR
    ADDRESS                         EMPLOYMENT                   CITIZENSHIP
------------------                -----------------              -----------

Edgar F. Cruft                    Chairman and Director          England
c/o Nord Resources Corporation    of NRC and Chairman
2963 Grand Avenue                 and Director of NPL
Los Olivos, CA 93441

Terence H. Lang                   Senior Vice President-         USA
c/o Nord Resources Corporation    Finance, Treasurer and
8150 Washington Village Drive     Director of NRC and Vice
Dayton, OH  45458                 President, Treasurer and
                                  Director of NPL

Leonard Lichter                   Principal of                   USA
c/o Spitzer & Feldman P.C.        Spitzer & Feldman P.C.,
405 Park Avenue                   general counsel to NRC
New York, NY 10022-4405           and U.S. counsel to NPL
                                  and Director of NRC and
                                  NPL



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                                     SCHEDULE 13D

CUSIP NO. G6583Q 12 3                                           Page  4 of  8
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NAME AND RESIDENCE                PRESENT BUSINESS
  OR BUSINESS                      OCCUPATION OR
    ADDRESS                         EMPLOYMENT                   CITIZENSHIP
------------------                -----------------              -----------

W. Pierce Carson                  President, CEO and Director    USA
c/o Hicor Corporation             of NPL and of NRC
6565 Americas Parkway N.E.
Albuquerque, NM 87110

Karl A. Frydryk                   Vice President-Controller      USA
c/o Nord Resources                and Secretary of NRC
 Corporation
8150 Washington Village
 Drive
Dayton, OH 45458

Marc Franklin                     Director of NRC                United Kingdom
c/o J & S Franklin Ltd.
Franklin House
151 Strand
London WC2R 1HL
England

Alan B. McKerron                  Director of NRC                South Africa
3rd Floor
18 Avenue George V
Paris 75008
France

J. Max Y. Boulle                  Director of NRC                United Kingdom
c/o MIL Investments
Boulevard Royal 25B, L-2449
Luxembourg B51870

ITEM 2d.

         During the last five years, neither NRC nor, to the best of its knowledge, any of its directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

ITEM 2e.

         During the last five years, neither NRC nor, to the best of its knowledge, any of its directors or executive officers, was a party to a civil proceeding of a judicial or administrative body



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                                     SCHEDULE 13D

CUSIP NO. G6583Q 12 3                                           Page  5 of  8
                                                                     ---   ---

of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 23, 1996, NRC agreed to make available to NPL two loans, each in the amount of $1 million, which agreement was documented by a promissory note signed by NPL on October 24, 1996. The amount available was increased to $4 million on May 22, 1997. Funds were made available under the loans at the discretion of NRC and were payable on demand of NRC. As of July 3, 1997, NRC was owed $3,720,000 by NPL. On July 3, 1997, $1,747,745 of the amount owed was used by NRC to purchase 349,549 Units (as hereinafter defined) of NPL in a private placement at $5.00 per Unit. A Unit consists of one share of NPL's Common Stock and a warrant to purchase one-half of one share of NPL's Common Stock. The warrant can be exercised at a price of $9.00 (Canadian), or currently approximately $6.47 (U.S.), per share at any time prior to July 3, 1998. The Units were acquired by NRC at the same price received by NPL for the Units in its public offering, which was conducted at the same time in Canada (the "Public Offering").

         The funds which NRC advanced to NPL under the above agreement were obtained from NRC's working capital.

Item 4.  PURPOSE OF TRANSACTION

         On October 2, 1996, NRC committed to purchase, in a private placement concurrent with the Public Offering, a number of shares of Common Stock from NPL such that, after completion of the Public Offering, NRC would own approximately 30% of the issued and outstanding shares of NPL's Common Stock. Such commitment by NRC was accepted and agreed to by NPL.

         NRC purchased the Units because it believed they represented an attractive investment and to maintain a significant ownership interest in NPL. NRC will continuously evaluate the business prospects of NPL and its present and future investments in, and intentions with respect to, NPL. Subject to applicable securities laws, market conditions and the evaluation referred to in the preceding sentence, at any time or from time to time, NRC may seek to acquire shares of NPL's Common Stock, or the right to acquire such shares, through open market purchases, privately negotiated transactions or otherwise, or to dispose of any or all of the NPL's Common Stock owned by it in public or private transactions, in each case as it may determine in its sole discretion. NRC has not determined whether it will acquire additional shares of NPL's Common Stock nor has it identified any number of shares of NPL's Common Stock it might seek to acquire or continue to hold. In addition, NRC may in the future take such actions in respect of its investments in NPL as it may deem appropriate in light of the circumstances existing from time to time.

         Other than as discussed above or in Item 6 of this Statement, NRC does not currently have any plans or proposals which relate to or would result in:

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                                     SCHEDULE 13D

CUSIP NO. G6583Q 12 3                                           Page  6 of  8
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         (a)  the acquisition by any person of additional securities of NPL, or the disposition of securities of NPL;

         (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NPL or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of NPL or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of NPL, including any change in the number or term of directors or the filling of any existing vacancies on the Board of Directors;

         (e) any material change in the present capitalization or dividend policy of NPL;

         (f) any other material change in NPL's business or corporate structure;

         (g) any change in NPL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NPL by any person;

         (h) the delisting of any class of securities of NPL from a national securities exchange or any such class ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) any class of equity securities of NPL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)  any action similar to any of those enumerated above.

         NRC intends to evaluate continuously its investment in NPL and, based on such evaluation, may determine at a future date to change its current position with respect to any action enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Prior to the above transaction, NRC owned 3,348,012 shares of NPL's Common Stock representing approximately 35.2% of the issued and outstanding shares of NPL's Common Stock. As a result of the Public Offering and NRC's acquisition of the above noted shares, NRC currently owns 3,697,561 shares of NPL's Common Stock ("Owned Securities"), which represents approximately 30.0% of the issued and outstanding shares of NPL's Common Stock.

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                                     SCHEDULE 13D

CUSIP NO. G6583Q 12 3                                           Page  7 of  8
                                                                     ---   ---

         (b) NRC is the sole record owner of the Owned Securities and has sole power to vote or direct the vote of the Owned Securities. NRC has the sole power to dispose or direct the disposition of all of the Owned Securities, except that the 349,549 shares of NPL's Common Stock received by NRC in the above noted transaction are restricted securities which have not been registered under the Securities Act of 1933, as amended (the "1933 Act").

         (c) On August 1, 1997 Dr. Carson purchased 4,000 shares of NPL's common stock in an open market purchase at a purchase price of $4.50 per share. Other than this transaction, neither NRC nor, to the best of its knowledge, any of its executive officers or directors, has effected any transactions in securities of NPL during the last sixty days.

         (d) No person other than NRC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Owned Securities.

         (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         CONTRACT WITH RESPECT TO SECURITIES OF ISSUER

              Included in each Unit purchased by NRC is a warrant to purchase one-half of one share of NPL's Common Stock at a purchase price of $9.00 (Canadian) or approximately $6.47 (U.S.) at the current exchange rate. NRC has until July 3, 1998 to exercise the warrants to purchase up to 174,775 shares of NPL's Common Stock.

         SALE RESTRICTION AGREEMENT

              The 349,549 shares received by NRC under the above noted transaction have not been registered under the 1933 Act. The shares have been acquired for investment and may not be sold, transferred or assigned in the absence of an effective registration statement for these shares under the 1933 Act or an opinion of the Company's counsel that registration is not required under the 1933 Act.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


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                                     SCHEDULE 13D

CUSIP NO. G6583Q 12 3                                           Page  8 of  8
                                                                     ---   ---

                                      SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:    September 22, 1997


                             NORD RESOURCES CORPORATION



                             By:
                                -------------------------------------
                                  Karl A. Frydryk
                                  Vice President-Controller
                                   and Secretary